UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
___________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______
Commission file number 1-08207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder
___________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Report of Independent Registered Public Accounting Firm

To the Plan Participants and The Plan Administrator
The Home Depot FutureBuilder:

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2019 and 2018, the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes (collectively, the Financial Statements). In our opinion, the Financial Statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These Financial Statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying schedules, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 and Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s Financial Statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 1997.
Atlanta, Georgia
June 19, 2020

THE HOME DEPOT FUTUREBUILDER
Statements of Net Assets Available for Benefits

	December 31,
in thousands	2019	2018
Plan's interest in Master Trust at fair value	$8,313,280	$6,637,641
Plan's interest in Master Trust at contract value	528,995	513,472
Plan's interest in Master Trust	8,842,275	7,151,113

Receivables:
Notes receivable from participants	219,755	221,825
Participant contributions receivable	74	—
Total receivables	219,829	221,825

Net assets available for benefits	$9,062,104	$7,372,938

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
in thousands	2019	2018
Investment income (loss):
Plan's interest in Master Trust income (loss)	$1,694,686	$(490,517)
Interest on notes receivable from participants	10,882	9,943
Total investment income (loss)	1,705,568	(480,574)
Contributions:
Participant	524,754	499,798
Employer	201,952	194,741
Total contributions	726,706	694,539
Total investment income and contributions	2,432,274	213,965
Benefits paid to participants	(718,239)	(642,865)
Administrative expenses	(24,869)	(26,798)
Net increase (decrease)	1,689,166	(455,698)
Net assets available for benefits:
Beginning of year	7,372,938	7,828,636
End of year	$9,062,104	$7,372,938

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN
The following is a brief description of The Home Depot FutureBuilder (the “Plan”). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution retirement plan covering substantially all U.S. associates of The Home Depot, Inc., the Plan sponsor, and subsidiaries (collectively, the “Company”). It is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of The Home Depot, Inc., and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Northern Trust Company is the Trustee of the Plan.
Prior to June 1, 2018, associates were eligible to participate in the Plan for purposes of making before-tax and/or after-tax (Roth) contributions after completing 90 days of service. As of June 1, 2018, associates are eligible to participate in the Plan as soon as administratively practicable following date of hire. Temporary associates are eligible to participate in the Plan for purposes of making before-tax and/or after-tax (Roth) contributions on the first day of the calendar quarter beginning on or following the completion of one year of service and 1,000 hours. Participants are eligible for the Company's matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) beginning on or after the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. The Plan excludes leased associates, nonresident aliens, independent contractors, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan.
Participant Accounts
The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.
Contributions
Under the Plan, participants may contribute up to 50% of annual compensation, as defined in the Plan, on a before-tax basis and/or an after-tax (Roth) basis subject to regulatory limitations. Participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans.
The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. Before-tax and after-tax (Roth) contributions are eligible for matching contributions. Catch-up contributions are not eligible for matching contributions. Additional amounts may be contributed at the option of the Administrative Committee.
The default for investment of the Company's matching contribution if no direction is given by the participant is the participant's current investment election with respect to before-tax or after-tax (Roth) contributions. If the participant has made no affirmative investment election with respect to before-tax or after-tax (Roth) contributions, the default is the appropriate LifePath Fund based on the participant's age.
Vesting
Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service. A participant is cliff vested 100% in the Company's matching contributions after three years of vesting service.
In addition, each participant who completes an hour of service becomes 100% vested in the Company's matching contributions upon completing five years of employment if such event precedes the vesting dates above.

A participant becomes 100% vested in the Company's matching and any discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.
Payment of Benefits
Upon death, disability, or termination of service for any other reason, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Company stock in accordance with the terms of the Plan. The Plan also permits payments upon hardship or attaining age 59½.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of: (i) $50,000 less the highest outstanding loan balance in the preceding 12 months less a $50 fee or (ii) 50% of their total vested account balance of before-tax contributions, after tax (Roth) contributions, vested Company match, qualified nonelective contributions and rollover contributions less a $50 fee. Note terms generally range from one to four years. The notes bear interest at a rate equal to the prime rate as of the last day of the prior quarter plus 1%. Certain notes with terms greater than four years remain outstanding, including certain notes rolled over from retirement plans of acquired companies. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid loan principle and interest due to the Plan will be treated as a deemed distribution. Deemed distributions are reported as a taxable distribution and remain part of the participant’s account balance until a distributable event occurs (i.e. termination of employment).
Forfeited Accounts
Forfeited nonvested account balances may be used to reduce future employer contributions and/or Plan expenses. At December 31, 2019 and 2018, unallocated forfeitures totaled $4,641,500 and $4,201,999, respectively. In 2019 and 2018, forfeitures in the amount of $4,201,999 and $3,910,284, respectively, were used to reduce employer contributions.
Administrative Expenses
Certain administrative expenses of the Plan may be paid by the Company. These costs include certain legal, accounting and administrative fees. Expenses paid by the Plan include investment management fees, recordkeeping fees, and other costs not paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through the date the financial statements were issued.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are held in a Master Trust by the Trustee of the Plan, as more fully described in Note 6. The Plan invests only in the Master Trust. Investments within the Master Trust are valued as described below.

Shares of registered investment companies, separate account investments in common and preferred stock, commingled funds and the Schwab Personal Choice Retirement Account (“PCRA”) are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.
Investments in synthetic investment contracts issued by insurance companies and banks that are fully benefit-responsive are presented at the contract value, which is equal to the principal balance plus accrued interest, of units held by the Master Trust. Additional information is discussed in Note 3.
Investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. Net asset value is a readily determinable fair value of the underlying assets and is the basis for current transactions.
The Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange.
Securities transactions are accounted for on a trade date basis. Any portion of the Plan's investments, pending investment, transfer, or distribution, may be held on a short-term basis as cash or cash equivalents. Cash equivalents are comprised of short-term money market instruments and are valued at cost plus accrued interest, which approximates fair value.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedules.
Payment of Benefits
Benefits are recorded when paid.
Fair Value of Financial Instruments
The Plan's investments are stated at fair value, with the exception of the Plan's investment in the fully benefit-responsive investment contracts held by the Master Trust, which are stated at contract value, within the Statements of Net Assets Available for Benefits.
Recently Adopted Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board issued accounting standards update (“ASU”) No. 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force),” which requires reporting the Plan's interest in the Master Trust and the change in the fair value of that interest as separate line items on the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. The Plan is also required to disclose the Master Trust's investments measured at fair value by general type of investment. Retrospective application is required. The Company adopted ASU No. 2017-06 on January 1, 2019 with no material impact to the Plan's financial statements.

3. JP MORGAN STABLE VALUE FUND
Through the Master Trust, the Plan invests in the JP Morgan Stable Value Fund (the “Fund”), through which the Plan owns fully benefit-responsive synthetic guaranteed investment contracts. The Plan's investment is presented at contract value, rather than fair value, in the Statements of Net Assets Available for Benefits.
A synthetic guaranteed investment contract, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around an underlying portfolio of bonds or other fixed income securities. The wrap contracts are issued by credit worthy financial institutions, and there were no reserves against the carrying values due to credit risk of the issuers. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. The wrap issuers guarantee that all qualified participant withdrawals will occur at contract value.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan's Administrative Committee does not believe that any events that would limit the Plan's ability to transact at contract value with the issuer are probable of occurring.

4. TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 8, 2017 that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”), and therefore are exempt from federal income taxes. As discussed in Note 8, the Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan and Master Trust continue to be designed and are currently being operated in compliance with the applicable requirements of the IRC.
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan's Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2016.

5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6. INVESTMENT IN MASTER TRUST
The assets of the Plan are invested in a Master Trust. At December 31, 2019 and 2018, the Plan's interest in the net assets of the Master Trust was over 99%, with The Home Depot FutureBuilder for Puerto Rico, the defined contribution retirement plan covering substantially all associates of Home Depot Puerto Rico, Inc., holding the remaining interest. Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.

The net assets of the Master Trust and the Plan's respective interest in the Master Trust were as follows:

	Master Trust		Plan's Interest in Master Trust
	December 31,		December 31,
in thousands	2019	2018	2019	2018
Assets:
Investments at fair value:
Cash equivalents	$86,464	$77,042	$86,196	$76,810
Equities	2,262,209	1,873,589	2,260,127	1,871,596
Collective trust funds	5,016,105	3,829,113	5,000,428	3,818,193
Registered investment funds	812,088	749,227	811,441	748,384
Brokerage window	157,351	123,607	157,351	123,607
Total investments at fair value	8,334,217	6,652,578	8,315,543	6,638,590
Fully benefit-responsive investment at contract value	531,948	516,407	528,995	513,472
Receivables:
Due from broker	—	362	—	362
Other receivables	1,416	642	1,415	641
Total receivables	1,416	1,004	1,415	1,003
Total assets	8,867,581	7,169,989	8,845,953	7,153,065

Liabilities:
Due to broker	902	—	901	—
Accrued liabilities	2,782	1,955	2,777	1,952
Total liabilities	3,684	1,955	3,678	1,952

Net assets	$8,863,897	$7,168,034	$8,842,275	$7,151,113
Investment income (loss) for the Master Trust and the Plan's respective interest in the Master Trust were as follows:

	Master Trust		Plan's Interest in Master Trust
	Year Ended December 31,		Year Ended December 31,
in thousands	2019	2018	2019	2018
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,619,000	$(556,652)	$1,615,591	$(555,471)
Dividends and interest income	79,259	65,092	79,095	64,954
Total investment income (loss)	$1,698,259	$(491,560)	$1,694,686	$(490,517)

The Master Trust's investments that are measured at fair value on a recurring basis, and their level within the fair value hierarchy, are shown in the following tables. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Master Trust did not use Level 3 inputs to determine the fair value of investments measured at fair value on a recurring basis for the years ended December 31, 2019 and 2018.

	Investments at Fair Value as of December 31, 2019
in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Cash equivalents	$86,464	$—	$86,464
Equities	2,262,209	—	2,262,209
Collective trust funds	—	5,016,105	5,016,105
Registered investment funds	812,088	—	812,088
Brokerage window	157,351	—	157,351
Total investments at fair value	$3,318,112	$5,016,105	$8,334,217

	Investments at Fair Value as of December 31, 2018
in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Cash equivalents	$77,042	$—	$77,042
Equities	1,873,589	—	1,873,589
Collective trust funds	—	3,829,113	3,829,113
Registered investment funds	749,227	—	749,227
Brokerage window	123,607	—	123,607
Total investments at fair value	$2,823,465	$3,829,113	$6,652,578

7. RELATED-PARTY TRANSACTIONS
Certain Plan investments included in the Master Trust include shares of common stock issued by The Home Depot, Inc., the Plan sponsor. At December 31, 2019 and 2018, the Plan held a combined total of 6,128,078 and 6,702,769 shares valued at approximately $218.38 and $171.82 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by The Home Depot, Inc. totaling $34,661,293 and $28,259,131 for the years ended December 31, 2019 and 2018, respectively. These transactions constitute party-in-interest transactions since The Home Depot, Inc. is the Plan sponsor.
Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and a Plan fiduciary, and therefore, these transactions constitute party-in-interest transactions. The Plan paid fees to The Northern Trust Company of $581,984 and $737,676 for the years ended December 31, 2019 and 2018, respectively.

8. PLAN AMENDMENTS AND OTHER PLAN CHANGES
During 2019, certain investment options were removed and replaced with similar investment options. All balances or investment elections in these options were automatically transferred to the new corresponding investment option at the time of removal. Additionally, one new investment option was added during 2019.
During 2018, the Plan was amended to (a) permit eligible employees to commence elective deferrals as soon as practicable following their date of hire; (b) revise the parameters for hardship withdrawals; and (c) reflect acquisitions and other changes.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance presented in Form 5500 (as expected to be filed for 2019 and as filed for 2018):

	December 31,
in thousands	2019	2018
Net assets available for benefits	$9,062,104	$7,372,938
Deemed distributions	(12,052)	(11,114)
Participant withdrawals payable	(4,701)	(1,765)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	7,899	(8,283)
Net assets - Schedule H, Part I, Line l of Form 5500	$9,053,250	$7,351,776
Deemed distributions are defaulted and unpaid notes receivable from participants.
The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements to the changes presented in Form 5500 (as expected to be filed for 2019 and as filed for 2018):

	Year Ended December 31,
in thousands	2019	2018
Increase (decrease) in net assets available for benefits	$1,689,166	$(455,698)
Deemed distributions	(938)	(9,645)
Participant withdrawals payable	(2,936)	2,813
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	16,182	(5,119)
Net income (loss) - Schedule H, Part II, Line K of Form 5500	$1,701,474	$(467,649)

10. SUBSEQUENT EVENTS
The outbreak of the novel coronavirus COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts on the U.S. and global economies. Economic uncertainties have arisen, which have resulted in significant volatility in the investment markets, and may continue to impact the value of Plan assets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.
As a result of COVID-19, the Company has changed its administrative practice to provide assistance for impacted associates through the end of 2020. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The Company has adopted some of the provisions outlined in the CARES Act, including Coronavirus-Related Distributions (“CRDs”) and loan payment suspensions. Associates impacted by COVID-19 are eligible through the end of 2020 to take CRDs from their Plan balance of up to $100,000. These CRDs will not be penalized for early withdrawal and can be repaid over a period of up to three years. CRDs will be considered separate from the Plan's standard hardship withdrawals and loans, allowing associates the ability to still take loans and standard hardship withdrawals during this time.
The Company has also allowed impacted associates to suspend payment on new and existing loans for up to twelve months. During the remainder of 2020, the Company has removed the 90-day wait required between loans, and increased the number of hardship withdrawals and age 59½ withdrawals that can be taken within a 12-month period from two to five.
Effective February 13, 2020, the Plan adopted an amendment to increase the limit on involuntary cash-out distributions from $1,000 to $5,000 and to provide for the automatic rollover of these cash-out distributions to individual retirement accounts formed for this purpose and administered by an external custodian.

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2019

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late participant loan repayments are included ☒	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$12,949	$12,949	$—	$—	$—

See accompanying report of independent registered public accounting firm.

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

in thousands
Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Plan's interest in Master Trust		$8,842,275
*	Notes receivable from participants	Notes with interest rates generally ranging from 3.25% to 9.25% and maturity dates through January 18, 2024	219,755
			$9,062,030
*Indicates party-in-interest included in Master Trust.
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder

Date:	June 19, 2020	By:	/s/ SCOTT C. BOMAR
Scott C. Bomar
Member of The Home Depot
FutureBuilder Administrative
Committee

Date:	June 19, 2020	By:	/s/ SCOTT SMITH
Scott Smith
Member of The Home Depot
FutureBuilder Administrative
Committee